UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 4, 2025

In the Matter of

Leizig Thermal Management Co., Ltd. **3rd Floor, Leizig Industrial Zone** **No 383, Jiangren 3rd Road,** **Renhe Town, Baiyan District,** **Guangzhou, P.R.C.**	**ORDER DECLARING REGISTRATION** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-282369

Leizig Thermal Management Co., Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Leizig Thermal Management Co., Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 4, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief